SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2002
WASH, D.C.
SECTION

(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2001

OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ______ to ______ .

Commission file number 0-12385

AARON RENTS, INC. EMPLOYEES RETIREMENT PLAN AND TRUST
Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON RENTS, INC
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377

This report contains a total of 12 sequentially numbered pages.
Exhibit Index appears on page 11.

Audited Financial Statements and Supplemental Schedule

Aaron Rents, Inc. Employees Retirement Plan and Trust

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

Employee Benefit Committee
Aaron Rents, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 31, 2002

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$11,303,078**	$10,781,006
Contributions receivable:		
Employer	**3,178**	11,469
Participant	**9,579**	43,019
Net assets available for benefits	**$11,315,835**	$10,835,494

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions to net assets attributed to:		
Interest and dividend income	**$ 209,180**	$ 310,346
Net realized and unrealized appreciation (depreciation) in fair value of investments	**93,247**	(222,565)
	302,427	87,781
Contributions:		
Participant	**1,442,994**	1,480,269
Employer	**426,821**	423,129
	1,869,815	1,903,398
Total additions	**2,172,242**	1,991,179
Deductions from net assets attributed to:		
Distributions	**(1,691,901)**	(2,144,095)
Net increase (decrease)	**480,341**	(152,916)
Net assets available for benefits at beginning of year	**10,835,494**	10,988,410
Net assets available for benefits at end of year	**$11,315,835**	$10,835,494

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of Aaron Rents, Inc. Employees Retirement Plan and Trust (the "Plan") is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

The Plan is a defined contribution plan covering substantially all employees of Aaron Rents, Inc. (the "Company"). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was restated effective January 1, 2000 to the extent necessary, to comply with the General Agreement on Tariffs and Trade, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, and the Tax Reform Act of 1997.

The Plan is administered by the Employee Benefit Committee (the "Committee") appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan agreement, determination of benefits due participants, and authorization of disbursements from the net assets available for benefits.

Participation is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income tax pursuant to Section 401(k) of the Internal Revenue Code. Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the employer during all years they have been a participant under the Plan and any other qualified retirement adopted by the employer; however, income taxes on this additional portion of the participant's compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.

1. Description of the Plan (continued)

Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants' accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants' accounts pro rata based on compensation. In 2001 and 2000, the Company chose to reduce its matching contribution by forfeitures of $44,841 and $52,495, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.

A participant's total account balance is payable either in a lump sum distribution or by regular periodic installments upon his or her retirement, death or disability. Upon termination of service, only the vested portion of the participant's account becomes payable. In the event of a participant's death or permanent and total disability, his or her interest in the Plan will become fully vested.

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become fully vested. The Plan's assets will be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are based on the accrual basis.

Valuation of Investments

Participation units owned by the Plan in common trust funds are reported at fair value. These fair values are based on quoted net asset value per unit on the last business day of the Plan year, as determined by SunTrust Bank (the "Trustee") based upon the quoted market values of the underlying investments.

Administrative Costs

The Company pays all administrative costs of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation/(Depreciation) in Fair Value of Investments	
	Year ended December 31	
	2001	**2000**
Common stock	**$ 277,755**	$(459,965)
Shares of common trust funds	**(184,508)**	237,400
	$ 93,247	$(222,565)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Aaron Rents, Inc. Common Stock	**$1,739,320**	$1,722,603
STI Classic Balanced Fund	**2,023,320**	2,141,998
STI Classic Capital Appreciation Fund	**1,075,099**	909,118
SunTrust Employee Benefit Stable Asset Fund B	**2,291,435**	2,015,480
STI Classic Value Income Stock Fund	**2,908,943**	3,127,478

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 29, 1998 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan's Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Aaron Rents Common Stock Fund held 106,706 and 122,496 shares of Aaron Rents, Inc. Common Stock valued at $1,739,320 and $1,722,603 at December 31, 2001 and 2000, respectively. The Plan received $4,773 and $5,039 in dividends from Aaron Rents, Inc. Common Stock in 2001 and 2000, respectively.

Supplemental Schedule

Aaron Rents, Inc.
Employees Retirement Plan and Trust

E.I.N. 58-0687630 Plan No. 001
Schedule H Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	SunTrust Bank	Employer Stock Awaiting Purchase Fund	$ 8,100
*	Aaron Rents, Inc.	Aaron Rents, Inc. Common Stock	1,739,320
*	SunTrust Bank	Franklin Small Cap Growth Fund	302,713
*	SunTrust Bank	STI Classic Balanced Fund	2,023,320
*	SunTrust Bank	STI Classic Capital Appreciation Fund	1,075,099
*	SunTrust Bank	STI Classic US Government Securities Fund	158,274
*	SunTrust Bank	STI Classic International Equity Fund	257,473
*	SunTrust Bank	SunTrust Employee Benefit Stable Asset Fund B	2,291,435
*	SunTrust Bank	STI Classic Small Cap Equity Fund	538,401
*	SunTrust Bank	STI Classic Value Income Stock Fund	2,908,943
			$11,303,078

* Indicates a party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AARON RENTS, INC. EMPLOYEES RETIREMENT PLAN AND TRUST
(Name of Plan)

Date June 27, 2002



Name: James L. Cates
Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE
23	Consent of Ernst & Young	12